Mail Stop 0407

      							August 10, 2005

Mr. Jacques Mallette
Executive Vice President and Chief Financial Officer
Quebecor Media Inc.
612 St. Jacques Street
Montreal, Quebec, Canada H3C 4M8

	Re:	Quebecor Media Inc.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed March 31, 2005
		File No. 333-13792

Dear Mr. Mattette:

      We have reviewed your supplemental response letter dated
July
8, 2005 as well as your filing and have the following comments. As noted in our comment letter dated June 7, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Operating lease arrangements, page 88

1. Please refer to prior comment #5. Please confirm to us that your guaranteed residual values are recognized on a straight-line basis over the lease term. If not, tell how you are accounting for guaranteed residual values and the basis for your accounting under US
GAAP.

Consolidated Statements of Income, page F-1

2. Please refer to prior comment #2. Since "Operating income before undernoted items," is not either required or expressly permitted by the standard-setter that establishes Canadian GAAP, delete this line item from your consolidated statements of income. If you elect to continue to present this non-GAAP measure in your selected financial data section, please comply with Item 10(e) of Regulation S-K.


Note 24. Significant Differences between GAAP in Canada and in the United States, page F-61

3. Please refer to prior comment #10. It appears to us that your tangible long-lived assets have finite lives. Therefore, it appears to us that a reasonable estimate of your asset retirement obligation can be made, since SFAS 143 considers the various uncertainties that you have discussed with regard to your asset retirement obligations.
For example:

?	With regard to your inability to determine a potential range of
settlement dates for your access to the support structures, we believe that a probability weighted assessment can adequately address the uncertainty with regard to the amount and timing of the future cash flows necessary to settle the liability. Note that renewals within your control should also be included in the range of expected
settlement dates, assuming you have plans to renew those leases.
?	With regard to the probability of enforcement of the
remediation
clauses, SFAS 143 indicates that uncertainty about whether performance will be required does not defer the recognition of a retirement obligation; rather, that uncertainty is factored in to the measurement of the fair value of the liability through assignment of probabilities to cash flows. Refer to paragraphs A5, A17-A18 and C10-C12 of SFAS 143.

      Please advise or revise accordingly.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Jacques Mallette
Quebecor Media Inc.
August 10, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE